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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)

                             SILICON GRAPHICS, INC.
                              (Name of the Issuer)

                             SILICON GRAPHICS, INC.
                      (Name of Person(s) Filing Statement)

            ZERO COUPON CONVERTIBLE SUBORDINATED DEBENTURES DUE 2013
                         (Title of Class of Securities)

                                  827056 AB 8
                     (CUSIP Number of Class of Securities)

           SANDRA M. ESCHER                  WILLIAM H. HINMAN, JR.
  DIRECTOR, CORPORATE LEGAL SERVICES           SHEARMAN & STERLING
        SILICON GRAPHICS, INC.                555 CALIFORNIA STREET
        2011 N. SHORELINE BLVD.          SAN FRANCISCO, CALIFORNIA 94104
 MOUNTAIN VIEW, CALIFORNIA  94043-1389           (415) 616-1100
            (415) 960-1980

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
            Communications on Behalf of Person(s) Filing Statement)

                               AUGUST 7, 1997
     (Date Tender Offer First Published, Sent or Given to Securityholders)

                           CALCULATION OF FILING FEE
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        Transaction Valuation*                  Amount of Filing Fee


           $251,387,500                                $50,277.50

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* For purposes of calculating the filing fee pursuant to Rule 0-11(a)(4) of the
  Securities Exchange Act of 1934, as amended, the market value of the Zero Coupon Convertible Subordinated Debentures was determined based on the average of the bid and asked prices of the Zero Coupon Convertible Subordinated Debentures on August 1,1997.

  [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $69,284.09
Form or Registration No.: S-4 (File No. 333-32379)
Filing Party: Silicon Graphics, Inc.
Date Filed: July 30, 1997

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     This Issuer Tender Offer Statement (the "Statement") is being filed with the Securities and Exchange Commission (the "Commission") by Silicon Graphics, Inc. (the "Company") in connection with the filing under the Securities Act of 1933, as amended, of a registration statement on Form S-4 (as amended, the "Registration Statement") regarding an exchange offer (the "Exchange Offer") to holders of the Company's Zero Coupon Convertible Subordinated Debentures due 2013 (the "Zero Coupon Debentures"). A copy of the Prospectus, dated August 7, 1997 (the "Prospectus"), contained in the Registration Statement filed with the Commission on August 6, 1997 is attached hereto as Exhibit 1. Pursuant to General Instruction B to Schedule 13E-4, certain information contained in the Prospectus is hereby incorporated by reference in answer to items of this Statement.

     References to the Prospectus are identified by the captions set forth in the Prospectus. Where substantially identical information required by Schedule 13E-4 is included under more than one caption, reference is made to only one caption of the Prospectus.

ITEM 1.  SECURITY AND ISSUER.

     (a) The name of the issuer is Silicon Graphics, Inc., a Delaware corporation. The address of its principal executive office is 2011 N. Shoreline Blvd., Mountain View, California 94043-1389.

     (b) Reference is made to "Prospectus Summary," "The Exchange Offer--Terms of the Exchange Offer" and "The Exchange Offer--Transactions and Arrangements Concerning the Zero Coupon Debentures" in the Prospectus, which are incorporated herein by reference.

     (c) Reference is made to "The Exchange Offer--Trading of Senior Notes and Zero Coupon Debentures" in the Prospectus, which is incorporated herein by reference. The Zero Coupon Debentures are traded in the over-the-counter market.

     (d)  Not Applicable.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) Reference is made to "The Exchange Offer--Terms of the Exchange Offer" and "Description of Senior Notes" in the Prospectus, which are incorporated herein by reference.

     (b)  Not Applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     Reference is made to "The Exchange Offer--Purpose of the Exchange Offer" and "The Exchange Offer--Terms of the Exchange Offer" in the Prospectus, which are incorporated herein
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by reference.  The Zero Coupon Debentures acquired by the Company in the
Exchange Offer will be canceled.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

     None.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     None, except as stated in "The Exchange Offer--Fees and Expenses; Transfer Taxes" and "The Exchange Offer--Transactions and Arrangements Concerning the Zero Coupon Debentures" in the Prospectus, which are incorporated herein by reference.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Reference is made to "The Exchange Offer--Exchange Agent and Information Agent," "The Exchange Offer--Dealer Manager," and "The Exchange Offer--Fees and Expenses; Transfer Taxes" in the Prospectus, which are incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

     (a) Reference is made to "Selected Consolidated Financial Information," "Capitalization," and "Incorporation of Certain Documents by Reference" in the Prospectus, which are incorporated herein by reference.

     (b)  Not Applicable.

ITEM 8. ADDITIONAL INFORMATION.

     (a)  None.

     (b) There are no applicable regulatory requirements which must be complied with or approvals which must be obtained in connection with the Exchange Offer other than compliance with the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including, without limitation, Rule 13e-4 promulgated thereunder, the Trust Indenture Act of 1939, as amended, and the requirements of state securities or "blue sky" laws or the securities laws of non-U.S. jurisdictions.

     (c)  Not Applicable.

     (d)  None.
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     (e)  None.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     (a) Prospectus, dated August 7, 1997 (Exhibit 1); Press Release Issued by the Company on August 7, 1997 (Exhibit 2); Form of Letter of Transmittal (Exhibit 3); Form of Notice of Guaranteed Delivery (Exhibit 4); Form of Letter to Registered Holders and Depository Trust Participants (Exhibit 5); and Form of Letter to Clients (Exhibit 6).

     (b) Form of Indenture between the Company and State Street Bank and Trust Company of California, N.A., as trustee, including form of Senior Note (Exhibit
7).

     (c)  None.

     (d)  Opinion of Shearman & Sterling as to certain tax matters (Exhibit 8).

     (e)  The Prospectus is included in (a) above.

     (f)  None.
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 1997

                                         SILICON GRAPHICS, INC.


                                         By:   /s/ William M. Kelly
                                               ___________________________
                                              Name:  William M. Kelly
                                              Title: Senior Vice President,
                                                     Corporate Operations
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                               INDEX TO EXHIBITS



Exhibit          Description
-------          -----------


  1              Prospectus, dated August 7, 1997.
  2              Press Release issued by the Company on August 7, 1997.
  3              Form of Letter of Transmittal (incorporated by reference 99.1 to the Registration Statement, File No. 333-32379). to Exhibit
  4              Form of Notice of Guaranteed Delivery (incorporated by
                 reference to Exhibit 99.2 to the Registration Statement, File
                 No. 333-32379).
  5              Form of Letter to Registered Holders and Depository Trust
                 (incorporated by reference to Exhibit 99.3 to the Registration
                 Participants Statement, File No. 333-32379).
  6              Form of Letter to Clients (incorporated by reference to the
                 Registration Statement, File No. 333-32379). Exhibit 99.4 to
  7              Form of Indenture, between the Company and State Street Trust
                 Company of California, N.A., as trustee (incorporated by Bank and reference to Exhibit 4.1 to the Registration Statement, File No. 333-32379).
  8              Opinion of Shearman & Sterling regarding certain tax matters
                 (incorporated by reference to Exhibit 8.1 to the Registration
                 Statement, File No. 333-32379).